Exhibit 99.1

DESIGNATED NEWS RELEASE

GOLD ROYALTY COMPLETES PREVIOUSLY ANNOUNCED ACQUISITION OF

ROYALTY PORTFOLIO FROM NEVADA GOLD MINES

Vancouver, British Columbia – September 28, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the completion of its previously announced acquisition from Nevada Gold Mines LLC (“NGM”), a joint venture between Barrick Gold Corporation and Newmont Corporation, of a royalty portfolio consisting of:

●	a 10% net profits interest royalty on the producing Granite Creek Mine operated by i-80 Gold Corp., payable after 120,000 oz of gold or equivalent is cumulatively produced from the project;

●	a 2.00% net smelter return royalty on the Bald Mountain Mine operated by Kinross Gold Corporation (“Kinross”), payable after 10 million ounces of gold have been produced from the properties; and

●	a 1.25% NSR on the Bald Mountain Joint Venture Zone also operated by Kinross.

Pursuant to the transaction, the Company indirectly acquired the royalty portfolio in consideration for US$27.5 million, which was satisfied through the issuance of 9,393,681 common shares to NGM at a deemed price of approximately US$2.93 per share.

About Gold Royalty Corp.

Gold Royalty is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com